Exhibit 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Three Months Ended June 30, 2003

(In thousands)

Earnings
Income before interest expense	$21,062
ATC equity earnings	(1,821)
Income before interest expense, net of ATC equity earnings	19,241
Add:
Income tax items	9,212
Income tax on other income	638
Income distribution from equity investee	1,280
AFUDC - borrowed funds	102
Interest on rentals*	458
Amortization of debt discount	239
Total Earnings Before Interest and Taxes	$31,170

Fixed Charges
Interest on long-term debt	$5,784
Amortization of debt discount	239
Other interest	70
Interest on rentals*	458
Total Fixed Charges	$6,551

Ratio of Earnings to Fixed Charges	4.76x

*Represents one-third of the total rental expense.